

May 8, 2009

Mr. Donal L. Mulligan
Chief Financial Officer
General Mills, Inc.
P.O. Box 1113
Minneapolis, MN 55440

> **Re:** **General Mills, Inc.**
> **Form 10-K for Fiscal Year Ended May 25, 2008**
> **Filed July 11, 2008**
> **Response Letter Dated April 16, 2009**
> **Response Letter Dated April 28, 2009**
> **File No. 001-01185**

Dear Mr. Mulligan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief